

March 21, 2013

Via E-Mail
Mr. Philip K. Marshall
Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

      Re: **Rick's Cabaret International, Inc.**
              Form 10-K for the year ended September 30, 2012
              Filed December 14, 2012
              File No. 001-13992

Dear Mr. Marshall:

We have reviewed your letter dated March 19, 2013, in response to the Staff's letter dated March 8, 2013 and have the following additional comments. Please revise your disclosure in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2012

Note N. Discontinued Operations, page 66

1. We note from your response to our prior comment 6 that you believe that the entity that operated the former Rick's Cabaret in Austin Texas is appropriately reflected in discontinued operations in your financial statements because the operations sold had been closed for approximately 13 months before you sold 60% of the entity. We also note from your response that you have no influence over the entity and have neither paid nor received any cash flows from the operation of the new night club since the inception of operations by the new owner. Given that you continue to hold a 40% equity investment in the entity that was sold, please tell us and explain in the notes to your financial statements why you do not believe you have significant influence over the operations of this entity following the sale of your 60% interest in this entity. Also, please tell us and explain in the notes to your financial statements why you do not expect to any future cash flows to or from this entity given that you continue to hold a 40% equity interest in this entity.

2. Also, we note from your response to our prior comment 6 that the loss from this entity that was included as a component of discontinued operations for the years ended September 30, 2011 and 2010 included a loss on the sale of discontinued operations of $272,000 and $617,000 during each of these respective periods. Given that the disclosure

in Note N indicates that the sale occurred during August of 2011, please explain why you recognized losses on the sale of this entity during both 2011 and 2010 and explain how the losses recognized each period were calculated or determined.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Brown at (202) 551-3859, or, in his absence, Susan Block, at (202) 551-3210 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief